UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2022

Commission File Number: 000-22113

Euro Tech Holdings Company Limited
(Translation of registrant's name into English)

18/F Gee Chang Hong Centre, 65 Wong Chuk Hang Road, Hong Kong

(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On November 18, 2022, Euro Tech Holdings Company Limited (the “Company”) held its Annual Meeting of Shareholders (the “Annual Meeting”) at 4:00 P.M. (local time) at the Charterhouse Causeway Bay, 209-219 Wanchai Road, Hong Kong, SAR China.

The proposals presented to the shareholders at that meeting were the following:

Proposal 1.	The election of the following seven (7) individuals to the Company’s Board of Directors: T.C. Leung; David YL Leung; Jerry Wong; Alex Sham; Y.K. Liang; Fu Ming Chen; and Janet Cheang.

Proposal 2.

Adjourn the Annual Meeting if the Company’s management should determine, in its sole discretion, at the time of the Annual Meeting, that an adjournment is necessary to enable it to solicit additional proxies to secure a quorum or the approval of any of the matters identified in the notice of meeting.

An aggregate of 4,322,615 shares, representing approximately 55.90% of the Company’s issued and outstanding 7,732,132 ordinary shares entitled to vote on the record date were present in person or by proxy. A clear quorum was present.

The shareholders in person or by proxy voted their shares as follows:

Proposal Number 1. Election of Directors:

	Votes For	Votes Against	Votes Abstaining	Approximate Percentages of For Votes of All Issued & Outstanding Ordinary Shares
T.C. Leung	4,289,837	21,356	11,422	55.48%
David Y.L. Leung	4,288,774	22,319	11,522	55.47%
Jerry Wong	4,275,078	35,715	11,822	55.29%
Alex Sham	4,277,246	33,547	11,822	55.32%
Y.K. Liang	4,291,867	18,926	11,822	55.51%
Fu Ming Chen	4,291,873	18,920	11,822	55.51%
Janet Cheang	4,298,589	12,204	11,822	55.59%

Proposal Number 2. Adjourn Meeting (if necessary):

Votes For	Votes Against	Votes Abstaining	Approximate Percentage of For Votes of All Outstanding Ordinary Shares
4,262,251	58,348	2,016	55.12%

As a result, all seven (7) of the Company’s nominees were elected as Directors of the Company to serve in that capacity for the ensuing year.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURO TECH HOLDINGS COMPANY LIMITED

November 22, 2022	By:	/s/ Jerry Wong
Jerry Wong
Chief Financial Officer

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